 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Saratoga Management Company, LLC (Last) (First) (Middle) 535 Madison Avenue (Street) New York, NY 10022 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Emeritus Corporation ESC 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Day/Year 04/01/2003 5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

   Director   X 10% Owner
   Officer (give title below)        Other (specify below)

Description
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Form filed by One Reporting Person
     Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	A/D	Price

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)		6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
				Code	V	A	D	DE	ED	Title	Amount or Number of Shares
Series B Convertible Preferred Stock, par value $.0001, with stated value of $1,000 per share	$7.22	04/01/2003		J(1)		672(1)		04/01/03		Common Stock $.0001 par value	93,072 (2)	$1,000 per share of Preferred Stock	34,145	I (1)

Explanation of Responses:

(1) Pursuant to the terms of the Series B Convertible Preferred Stock (the "Stock"), the issuer issued 672 shares of the Stock as an in-kind dividend to the following affiliated entities: Saratoga Partners IV, LP (630 shares), Saratoga Management Company, LLC (26 shares) and Saratoga Coinvestment IV LLC (16 shares). The shares of Stock issued to Saratoga Management Company, LLC, were issued in its capacity as Agent and attorney-in-fact for four individuals who are principals of the affiliated entities. As a result, the Reporting Person is deemed to have indirect beneficial ownership as follows: (i) as to the 630 shares of Stock issued directly to Saratoga Partners IV, L.P., as Manager of Saratoga Associates IV LLC which is the General Partner of Saratoga Partners IV, L.P.; (ii) as to the 26 shares of Stock issued to the Reporting Person, as agent and attorney-in-fact for the principals; and (iii) as to the 16 shares issued to Saratoga Coinvestment IV, LLC, as its Managing Member.

(2) Represents shares on an as-converted basis.

By:	Date:
/s/ Saratoga Management Company, LLC, By: Charles P. Durkin, Jr., Member	04/02/2003

** Signature of Reporting Person	SEC 1474 (9-02)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.